Exhibit 21

Subsidiaries of AGL Resources Inc.*

Following is a listing of the significant subsidiaries as of December 31, 2003:

Name of Subsidiary:	Jurisdiction:
AGL Capital Corporation	Nevada
AGL Networks, LLC	Georgia
AGL Services Company	Georgia
Atlanta Gas Light Company	Georgia
Chattanooga Gas Company	Tennessee
Georgia Natural Gas Company	Georgia
SouthStar Energy Services LLC**	Delaware
Sequent Energy Management, LP	Georgia
Virginia Natural Gas, Inc.	Virginia

* The names of certain subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

** 70% owned by Georgia Natural Gas Company.